EXHIBIT 99.1

Liquid Media Announces the Sale of Wholly Owned Subsidiary IndieFlix Group

VANCOUVER, British Columbia, June 16, 2023 (GLOBE NEWSWIRE) -- Liquid Media Group Ltd. (the “Company”) (Nasdaq: YVR) announces today the sale of its wholly-owned subsidiary IndieFlix Group for an aggregate purchase price of US$1.2M. The purchase price was paid in the form of a ten-year promissory note bearing interest at 6.0%. Payments under the promissory note commences 18 months from issuance with 10% of the IndieFlix Group’s gross monthly revenues payable as received to be applied to such payments, with all unpaid and outstanding principal amount, if any, due on the maturity date. The promissory note is secured by all of the shares of IndieFlix Group.

Liquid Media Interim CEO, Joshua Jackson, commented “We believe this transaction best aligns with the direction of the company as we look to streamline and position our assets for long-term growth, to the benefit of all our shareholders. We appreciate the many great relationships built with IndieFlix and wish their team well in their future endeavors.”

About Liquid Media Group Ltd.
Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company empowering independent IP creators. Liquid’s end-to-end solution enables professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization. Additional information is available at www.LiquidMediaGroup.co.

Cautionary Note Regarding Forward-Looking Statements
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements should not be read as guarantees of future performance or results. Such forward looking statements include, but is not limited to, Digital Cinema United’s ability to install its cloud-based electronic delivery platform to 3,000 locations to manage content, and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com, as well as reports that we file with the United States Securities and Exchange Commission at www.sec.gov. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

CONTACT:
Investors / Business
Justin Kulik
CORE IR
justin@coreIR.com